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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                               GFS Bancorp, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   361694102
        _______________________________________________________________
                                (CUSIP Number)

                             James B. Langeness of
     Duncan, Green, Brown, Langeness & Eckley, A Professional Corporation
400 Locust Street, Suite 380                            Telephone: 515/288-6440
Des Moines, Iowa 50309                                  Facsimile: 515/288-6448
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 24, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 361694102                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      (a) I.S.B. Bancorporation, Inc. (I.R.S. Identification No. 42-1244763)
      (b) L.B.T. Bancorporation (I.R.S. Identification No. 42-1343665)
      (c) W.A. Krause (S.S. No. ###-##-####)
      (d) Richard O. Wikert (S.S. No. ###-##-####)
      (e) C. Wilson Persinger Trust (Trust Identification No. 480183038)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    (a) I.S.B. Bancorporation, Inc.: WC
      (b) L.B.T. Bancorporation: WC
      (c) W.A. Krause: PF
      (d) Richard O. Wikert: PF
      (e) C. Wilson Persinger Trust: PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    (a) I.S.B. Bancorporation, Inc.: State of Iowa
      (b) L.B.T. Bancorporation: State of Iowa
      (c) W.A. Krause: State of Iowa
      (d) Richard O. Wikert: State of Nebraska
      (e) C. Wilson Persinger Trust: State of Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7    (a) I.S.B. Bancorporation, Inc.: 6,000
                          (b) L.B.T. Bancorporation: 15,000
                          (c) W.A. Krause: 14,504
      SHARES              (d) Richard O. Wikert: 7,342
                          (e) C. Wilson Persinger Trust: 6,654
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    (a) I.S.B. Bancorporation, Inc.: -0-
                          (b) L.B.T. Bancorporation: -0-
                          (c) W.A. Krause: -0-
     OWNED BY             (d) Richard O. Wikert: -0-
                          (e) C. Wilson Persinger Trust: -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    (a) I.S.B. Bancorporation, Inc.: 6,000
                          (b) L.B.T. Bancorporation: 15,000
    REPORTING             (c) W.A. Krause: 14,504
                          (d) Richard O. Wikert: 7,342
                          (e) C. Wilson Persinger Trust: 6,654
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   (a) I.S.B. Bancorporation, Inc.: -0-
                          (b) L.B.T. Bancorporation: -0-
                          (c) W.A. Krause: -0-
                          (d) Richard O. Wikert: -0-
                          (e) C. Wilson Persinger Trust: -0-
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    (a) I.S.B. Bancorporation, Inc.: 6,000
      (b) L.B.T. Bancorporation: 15,000
      (c) W.A. Krause: 14,504
      (d) Richard O. Wikert: 7,342
      (e) C. Wilson Persinger Trust: 6,654

      (f) Combined (a) + (b) + (c) + (d) + (e) = 49,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13    (a) I.S.B. Bancorporation, Inc.: 1.20%
      (b) L.B.T. Bancorporation: 3.00%
      (c) W.A. Krause: 2.90%
      (d) Richard O. Wikert: 1.47%
      (e) C. Wilson Persinger Trust: 1.33%

      (f) Combined (a) + (b) + (c) + (d) + (e) = 9.90%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    (a) I.S.B. Bancorporation, Inc.: CO
      (b) L.B.T. Bancorporation: CO
      (c) W.A. Krause: IN
      (d) Richard O. Wikert: IN
      (e) C. Wilson Persinger Trust: OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, (the "Shares") of GFS Bancorp, Inc., a Delaware corporation (the "Issuer"). The Issuer's Shares are traded over the counter and are listed on the NASDAQ "Small Cap" Market under the symbol "GFSB." The principal executive offices of the Issuer are located at 1025 Main Street, Grinnell, Iowa 50112-0030.

ITEM 2.   IDENTITY AND BACKGROUND.

          ((a) through (f)). This Statement is being jointly filed by I.S.B. Bancorporation, Inc., an Iowa corporation ("ISB"), L.B.T. Bancorporation, an Iowa corporation ("LBT"), W.A. Krause ("KRAUSE"), Richard O. Wikert ("WIKERT"), and the C. Wilson Persinger Trust ("TRUST"). The principal executive officers of both ISB and LBT are located at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa 50266. ISB is a one-bank holding company created for the purpose of owning all of the outstanding capital stock of Liberty Bank & Trust, Woodbine, Iowa. LBT is a one-bank holding company created for the purpose of owning all of the outstanding stock of Liberty Bank & Trust, Lake Mills, Iowa. KRAUSE is an individual who resides in Des Moines, Iowa. WIKERT is an individual who resides in Fremont, Nebraska. The TRUST is a trust established by C. Wilson Persinger, an individual who resides in Sioux City, Iowa.

          The following table furnishes the name, business address, present principal occupation, and the name, principal business, and address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of each executive officer and director of both ISB and LBT:

EXECUTIVE OFFICERS AND DIRECTORS OF ISB:

        NAME                BUSINESS ADDRESS        PRINCIPAL OCCUPATION    CITIZENSHIP
=======================================================================================
W.A. Krause            4201 Westown Parkway             President and           USA
                       West Des Moines, IA 50266          Treasurer
                                                      of Krause Gentle
                                                        Corporation

---------------------------------------------------------------------------------------
Richard O. Wikert      340 East Military             President of R & M         USA
                       Fremont, NE 68025                 Companies

---------------------------------------------------------------------------------------
C. Wilson Persinger    4400 South Lewis Boulevard    Chairman of Wilson         USA
                       Sioux City, IA 51106           Trailer Company

---------------------------------------------------------------------------------------

EXECUTIVE OFFICERS AND DIRECTORS OF LBT:

        NAME               BUSINESS ADDRESS        PRINCIPAL OCCUPATION    CITIZENSHIP
======================================================================================
W.A. Krause            4201 Westown Parkway            President and           USA
                       West Des Moines, IA 50266         Treasurer
                                                     of Krause Gentle
                                                       Corporation

--------------------------------------------------------------------------------------
Richard O. Wikert      340 East Military            President of R & M         USA
                       Fremont, NE 68025                Companies

--------------------------------------------------------------------------------------
C. Wilson Persinger    4400 South Lewis Blvd        Chairman of Wilson         USA
                       Sioux City, IA 51106          Trailer Company

--------------------------------------------------------------------------------------

          The natural persons reporting in this Schedule 13D are as follows:

        NAME               BUSINESS ADDRESS        PRINCIPAL OCCUPATION    CITIZENSHIP
======================================================================================
W.A. Krause            4201 Westown Parkway            President and           USA
                       West Des Moines, IA 50266         Treasurer
                                                     of Krause Gentle
                                                        Corporation

--------------------------------------------------------------------------------------
Richard O. Wikert      340 East Military            President of R & M         USA
                       Fremont, NE 68025                Companies

--------------------------------------------------------------------------------------
C. Wilson Persinger    4400 South Lewis Blvd        Chairman of Wilson         USA
                       Sioux City, IA 51106          Trailer Company

--------------------------------------------------------------------------------------

          During the past five years neither ISB, LBT, KRAUSE, WIKERT, nor the TRUST nor, to the best knowledge of ISB and LBT, any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Funds for ISB's purchases of the Shares reported on this Schedule 13D were provided from the working capital of ISB. Funds for LBT's purchases of the Shares reported on this Schedule 13D were provided from the working capital of LBT. Funds for KRAUSE's purchases of the Shares reported on this Schedule 13D were provided from the personal funds of KRAUSE. Funds for WIKERT's purchase of the Shares reported on this Schedule 13D were provided from the personal funds of WIKERT. Funds for the TRUST's purchase of the Shares reported on the Schedule 13D were provided from the personal funds of the TRUST.

ITEM 4.   PURPOSE OF TRANSPORTATION.

          The Shares purchased by ISB, LBT, KRAUSE, WIKERT, and the TRUST have been acquired and are being held solely for investment purposes. ISB, LBT, KRAUSE, WIKERT, and the TRUST believe that the Shares represent an attractive investment opportunity at this time. ISB, LBT, KRAUSE, WIKERT, and the TRUST may make additional purchases of Shares for investment in the open market, in privately negotiated transactions, or from the Issuer, subject to state and federal regulatory requirements and certain provisions of the Issuer's Certificate of Incorporation and Bylaws, as mentioned below, and depending on ISB's, LBT's, KRAUSE's, WIKERT's, and/or the TRUST's evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to ISB, LBT, KRAUSE, WIKERT, and/or the TRUST, prospects for ISB's, LBT's, KRAUSE's, WIKERT's, and/or the TRUST's own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, ISB, LBT, KRAUSE, WIKERT, and/or the TRUST may decide to sell all or part of their respective investments in the Shares, although neither ISB, LBT, KRAUSE, WIKERT, nor the TRUST has any current intention to do so.

          As part of ISB's, LBT's, KRAUSE's, WIKERT's, and the TRUST's ongoing assessment of their respective investments in the Issuer, ISB, LBT, KRAUSE, WIKERT, and the TRUST reserve the right to contact and meet with management of the Issuer in the future. As of the date of this
          Schedule 13D, no Reporting Person has engaged in discussions with management of the Issuer.

          Although ISB's, LBT's, KRAUSE's, WIKERT's, and the TRUST's purchases of Shares have been made solely for investment purposes, at some future time ISB, LBT, KRAUSE, WIKERT, and the TRUST might decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. However, the managements of ISB and LBT, respectively, have made no decision, and have not been authorized by the respective Boards of Directors of ISB and LBT, to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. Similarly, neither KRAUSE, WIKERT, nor the TRUST have made a decision to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer.

          According to the Issuer's prospectus dated November 10, 1993, various provisions of the Issuer's Certificate of Incorporation and Bylaws impose certain restrictions on the acquisition, ownership, and voting of the Shares. Such provisions may discourage potential takeover attempts, particularly those that have not been negotiated directly with the Board of Directors of the Issuer. Included among these provisions are provisions (i) limiting the voting power of Shares held by persons owning 10% or more of the Shares, (ii) requiring a supermajority vote of stockholders for approval of certain business combinations, (iii) establishing a staggered Board of Directors, (iv) permitting special meetings of stockholders to be called only by the Board of Directors, and (v) authorizing a class of preferred stock with terms to be established by the Board of Directors. These provisions could prevent the sale or merger of the Issuer even where a majority of the stockholders approve of such transaction. Furthermore, numerous restrictions are provided for under certain federal and state laws with respect to the acquisition and ownership of the Shares. For example, per the Issuer's said prospectus, regulations of the Office of Thrift Supervision, Department of Treasury ("OTS") prohibit any person for three years following the conversion of a savings and loan association (the Issuer's initial public offering of up to 460,000 shares of common stock in November, 1993, was part of such a conversion) without prior approval of the OTS, from acquiring or making an offer (if not opposed by the institution) to acquire more than 10% of the stock of a converted savings and loan association if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of the stock of such converted savings and loan association. Federal law and regulations also require OTS approval prior to the acquisition of "control" (as defined in the regulations) of an insured institution, including a holding company thereof. These regulations could have the effect of discouraging takeover attempts of the Issuer.

          Except as set forth herein, neither ISB, LBT, KRAUSE, WIKERT, nor the TRUST nor, to the best knowledge of ISB and LBT, any of their respective executive officers or directors, have any present plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) A class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

          The fact that the Reporting Persons have filed this Schedule 13D jointly shall not constitute an admission that the Reporting Persons are acting in concert for the purpose of the Securities Exchange Act of 1934 or for any other purpose.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Schedule 13D, ISB owned directly 6,000 Shares, representing approximately 1.20% of the class outstanding. As of the date of this Schedule 13D, LBT owned directly 15,000 Shares, representing approximately 3.00% of the class outstanding. As of the date of this Schedule 13D, KRAUSE owned directly 14,504 Shares, representing approximately 2.90% of the class outstanding. As of the date of the Schedule 13D, WIKERT owned directly 7,342 Shares, representing 1.47% of the class outstanding. As of the date of this Schedule 13D, the TRUST owned directly 6,654 Shares, representing 1.33% of the class outstanding. Hence, ISB, LBT, KRAUSE, WIKERT, and the TRUST collectively owned 49,500 Shares, representing approximately 9.90% of the class outstanding. As a precautionary measure, ISB, LBT, KRAUSE, WIKERT, and the TRUST have elected to file this Statement on a joint basis inasmuch as they may be deemed by a third party to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) due to their existing management and ownership structures. However, each Reporting Person expressly disclaims the existence of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with the other Reporting Persons, and each Reporting Person further disclaims beneficial ownership of the other Reporting Persons' Shares. It is noted that the stock ownership and the shareholders of ISB and LBT are not identical. In any event, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that ISB or LBT is the beneficial owner of the other's Shares or a member of a group either for the purpose of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

          (b) ISB has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. LBT has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. KRAUSE has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by him. WIKERT has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by him. The TRUST has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. Each of the Reporting Persons retains the absolute right to vote and dispose of its Shares as it individually determines.

          (c) The following table describes any transactions in the Shares effected during the past 60 days, all of which, except as noted, were affected in the over-the-counter open market:



SHARE TRANSACTIONS EFFECTED BY ISB:

            DATE OF SALE      NUMBER OF SHARES   SALE PRICE PER
                                    SOLD             SHARE
          =====================================================
          December 24, 1996        17,500           $20.25
          January 9, 1997           2,500            20.25
          -----------------------------------------------------

SHARE TRANSACTIONS EFFECTED BY LBT:

             DATE OF SALE     NUMBER OF SHARES   SALE PRICE PER
                                    SOLD             SHARE
          =====================================================
          December 24, 1996        11,000           $20.25
          -----------------------------------------------------

SHARE TRANSACTIONS EFFECTED BY KRAUSE.

           DATE OF PURCHASE    NUMBER OF SHARES  PURCHASE PRICE
                                  PURCHASED        PER SHARE
          =====================================================
          December 24, 1996         14,504          $20.25
          -----------------------------------------------------

SHARE TRANSACTIONS EFFECTED BY WIKERT.

           DATE OF PURCHASE    NUMBER OF SHARES  PURCHASE PRICE
                                  PURCHASED        PER SHARE
          =====================================================
          December 24, 1996         7,342           $20.25
          -----------------------------------------------------

SHARE TRANSACTIONS EFFECTED BY THE TRUST.

           DATE OF PURCHASE    NUMBER OF SHARES  PURCHASE PRICE
                                  PURCHASED        PER SHARE
          =====================================================
          December 24, 1996         6,654            $20.25
          -----------------------------------------------------


          (d) No person other than ISB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by ISB. No person other than LBT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by LBT. No person other than KRAUSE has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by KRAUSE. No person other than WIKERT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by WIKERT. No person other than the TRUST has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the TRUST.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in the Statement on Schedule 13D, neither ISB, LBT, KRAUSE, WIKERT, nor the TRUST, nor, to the best knowledge of ISB and LBT, any of the respective executive officers and directors of ISB and LBT, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Subject to the foregoing, ISB, LBT, KRAUSE, WIKERT, and the TRUST agree and understand that this Statement is being filed on a joint basis and thus it is being filed on behalf of each such Reporting Person. This joint filing agreement is evidenced by the signatures of the Reporting Person's respective authorized representatives as set forth below.

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

                                                           I.S.B.
BANCORPORATION, INC.



Dated:  ____________________           By: ____________________________________
                                           W.A. Krause, Secretary and Treasurer



                                           L.B.T. BANCORPORATION



Dated:  ____________________           By: ____________________________________
                                           W.A. Krause, Secretary and Treasurer



Dated:  ____________________               ____________________________________
                                           W.A. Krause



Dated:  ____________________               ____________________________________
                                           Richard O. Wikert


                                           THE C. WILSON PERSINGER TRUST



Dated:  ____________________           By: ____________________________________
                                           C. Wilson Persinger, Trustee